SO 3/24/04

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04017692

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinker Capital Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue, Suite 501
(No. and Street)

King of Prussia (City) Pa (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street 29th Floor (Address) Philadelphia (City) Pa (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 23 2004 WASH. D.C. 208 SECTION

PROCESSED APR 01 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/31

OATH OR AFFIRMATION

I, John Coyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinker Capital Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Michael T. Longo, Notary Public
East Vincent Twp., Chester County
My Commission Expires Nov. 29, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition
Year Ended December 31, 2003

BDO

BDO Seidman, LLP
Accountants and Consultants

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)
Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

1700 Market Street, 29th Floor
Philadelphia, Pennsylvania 19103-3962
Telephone: (215) 636-5500
Fax: (215) 636-5501

Independent Auditors' Report

To the Stockholder of
Brinker Capital Securities, Inc.
King of Prussia, Pennsylvania

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brinker Capital Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

BDO Seidman, LLP

January 26, 2004

Statement of Financial Condition

December 31,	2003
Assets	
Cash and cash equivalents	$ 188,309
Deposits with clearing organizations (Note 3)	79,976
Investments, at fair value (Note 2)	5,343
Due from Brinker Capital, Inc. (Note 6)	18,000
Prepaid expense	16,865
Total assets	$ 308,493
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 30,126
Securities sold, not yet purchased (Note 2)	27,640
Total liabilities	57,766
Total stockholder's equity	250,727
Total liabilities and stockholder's equity	$ 308,493

See accompanying notes to financial statements.

1. Organization

Brinker Capital Securities, Inc. (the "Company") is a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. advisory clients. The parent is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services and First Clearing Corporation ("the clearing brokers").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash equivalents as all short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition

The Company recognizes administrative fee revenues on a monthly basis.

Investments

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected Subchapter S status.

Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

At December 31, 2003, approximately $155,882 of cash was restricted until such transactions described above were cleared.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Clearing Agreements

The Company has agreements with the brokerage firms (the "Brokers") to carry its customer accounts. The Brokers have custody of the Company's securities and, from time to time, cash balances which may be due from the Brokers.

These securities and cash positions serve as collateral for any amounts due to the Brokers as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Brokers are unable to repay balances due or deliver securities in its custody.

4. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the regulatory net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. As of December 31, 2003, the Company had regulatory net capital of $181,198, which was $81,198 in excess of its required regulatory net capital of $100,000. The Company's aggregate indebtedness to regulatory net capital ratio was 0.12 to 1.

Under the clearing arrangements with the clearing brokers, the Company is required to maintain minimum levels of regulatory net capital of at least $50,000 in excess of the minimum regulatory net capital required by Rule 15c3-1 and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

5. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carried all of the accounts of such customers.

6. Transactions with Related Parties

The Company earned $108,000 in fees for services provided to the parent. At December 31, 2003, $18,000 of this amount was a receivable from the parent.

Certain operational and administrative services are provided to the Company by its parent without charge or cost to the Company. Accordingly, if the Company operated as an independent entity, the results of operations of the Company would have been different from those actually presented.

The Company's fidelity bond coverage is provided by a plan in the name of the parent, which guarantees that it will pay any deductibles related to the fidelity bond.